SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                     27 March, 2006

                                                            SkyePharma PLC

                                       SkyePharma to Announce 2005 Full Year Results on 19 April
                                            and to Hold Business Review Meeting on 21 June

LONDON,  UK, 27 March 2006 - SkyePharma PLC (LSE: SKP, NASDAQ:  SKYE) announces today that the Company will issue its financial results for the year ended 31 December  2005 to the London Stock  Exchange at 07:00 a.m.  (BST) on Wednesday 19 April 2006.  Later that morning the Company will host an analyst presentation, which will be webcast live, to be followed by a US conference call.

Frank Condella,  SkyePharma's Chief Executive Officer,  will host the analyst presentation and the conference call. Investors and other interested  parties may view the live webcast at 10:00 a.m.  (BST) on the Company's  website at  www.skyepharma.com  under the Investor
Relations tab.

US investors and other interested  parties may access the conference call at 10:00 a.m. EDT (15:00 BST) by dialling  1-800-762-6067 for
US  participants  and +1-480-  629-9566  for  international  participants.  The slides of the  presentation  will be  available  on the
Company's website at www.skyepharma.com under the Investor Relations tab.

For those  unable  to  listen to the live  broadcast,  a replay  will be  available  shortly  after  the  conference  call by  dialling
1-800-475-6701 for US participants and +1-320-365-3844 for international participants and entering Access Code 824129.

A Business Review meeting will be held on Wednesday 21 June 2006 at the offices of Buchanan Communications,  45 Moorfields,  London and
will start at 09:30 a.m.  Attendance  is by  invitation  only but the meeting will be webcast.  Further  details of the agenda for this meeting will be published nearer the day. This meeting will provide an opportunity to gain an in-depth  awareness and  understanding of key products in our portfolio and pipeline and to meet members of our senior management team.

For further information please contact:
SkyePharma PLC                                                     +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications                  +44 207 491 5124
Sandra Haughton, US Investor Relations                             +1 212 753 5780
Buchanan Communications                                            +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

Notes for editors:

About SkyePharma

SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now eleven approved and marketed products incorporating  SkyePharma's  technologies in the areas of oral, injectable,  inhaled and topical delivery, supported by advanced solubilisation capabilities.  For more information, visit www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   March 27, 2006